UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PLX Technology, Inc.

(Name of Subject Company)

Pluto Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Avago Technologies Wireless (U.S.A.) Manufacturing Inc.

(Offeror)

an indirect wholly owned subsidiary of

Avago Technologies Limited

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

693417107

(Cusip Number of Class of Securities)

Patricia H. McCall

c/o Avago Technologies U.S. Inc.

350 W. Trimble Road, Building 90

San Jose, CA 95131

(408) 435-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Rich Capelouto

Atif Azher

Simpson Thacher & Bartlett LLP

2475 Hanover St.

Palo Alto, CA 94304

(650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$309,720,022.73	$39,891.94
*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 45,962,937, the number of outstanding shares of PLX Technology, Inc. common stock, multiplied by $6.50, the per share tender offer price, (ii) 4,905,426, the number of shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.50 per share, multiplied by $2.22, which is the offer price of $6.50 per share minus the weighted average exercise price for such options of $4.28 per share and (iii) 10,000 restricted stock units multiplied by the offer price of $6.50 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 3, 2014 the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issue tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Pluto Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited (“Avago”), a company organized under the laws of the Republic of Singapore, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of PLX Technology, Inc. (the “Company”), a Delaware corporation, at a price of $6.50 per Share, in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the offer to purchase, dated July 8, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

The Agreement and Plan of Merger, dated as of June 23, 2014, by and among Parent, the Purchaser and the Company (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, the Confidentiality Agreement, dated May 30, 2014, between Parent and the Company, a copy of which is attached as Exhibit (d)(2) hereto, the Exclusivity Agreement, dated June 2, 2014, between Parent and the Company, a copy of which is attached as Exhibit (d)(3) hereto, the Tender and Support Agreement, dated June 23, 2014, between Parent, the Purchaser, Potomac Capital Partners II, L.P., Potomac Capital Management II, L.L.C., Potomac Capital Partners III, L.P., Potomac Capital Management III, L.L.C., Potomac Capital Partners L.P., Potomac Capital Management, L.L.C., Paul J. Solit and Eric Singer, a copy of which is attached as Exhibit (d)(4) hereto, the Tender and Support Agreement, dated June 23, 2014, between Parent, the Purchaser, Vijay Meduri, David Raun, Michael J. Salameh, Ralph Schmitt and Arthur O. Whipple, a copy of which is attached as Exhibit (d)(5) hereto, the Transaction Support Agreement, dated June 20, 2014, between the Company and Discovery Equity Partners GP, LLC, Discovery Equity Partners, L.P. and their affiliates, a copy of which is attached as Exhibit (d)(6) hereto, the Company’s Amended and Restated PLX Severance Plan for Executive Management, dated June 22, 2014, a copy of which is attached as Exhibit (d)(7) hereto, the Executive Officer Retention Agreements between the Company and each of David K. Raun, Arthur O. Whipple, Gene Schaeffer, Vijay Meduri, Michael Grubisich and Larry Chisvin, copies of which are attached as Exhibits (d)(8) through (d)(13) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is PLX Technology, Inc., a Delaware corporation. The Company’s principal executive offices are located at 870 W. Maude Avenue, Sunnyvale, CA 94085. The Company’s telephone number at such address is (408) 774-9060.

(b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by Avago, Parent and the Purchaser. The information set forth in Section 8 — “Certain Information Concerning Avago, Parent and the Purchaser” in the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Certain U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(v) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “Certain U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for the Company”

Section 13 — “Certain Effects of the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsection (a)(2)(vi) is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8 — “Certain Information Concerning Avago, Parent and the Purchaser”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for the Company”

Annex A

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6 — “Price Range of Shares; Dividends”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for the Company”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interests in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning Avago, Parent and the Purchaser” of the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 18 — “Fees and Expenses”

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 1 — “Terms of the Offer”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for the Company”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 17 — “Certain Legal Matters; Regulatory Approvals”

Section 19 — “Miscellaneous”

Annex B

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2014

PLUTO MERGER SUB, INC.

By:	/s/ Anthony E. Maslowski
	Name:	Anthony E. Maslowski
	Title:	Vice President, Chief Financial Officer and Secretary

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.

By:	/s/ Anthony E. Maslowski
	Name:	Anthony E. Maslowski
	Title:	President and Secretary

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Anthony E. Maslowski
	Name:	Anthony E. Maslowski
	Title:	Chief Financial Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated July 8, 2014.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Summary Advertisement as published in The New York Times on July 8, 2014.

(a)(1)(vi)	Form of Letter to Participants in the PLX Technology, Inc. Employee Stock Ownership Plan (“ESOP”) and ESOP Instruction Form.

(a)(5)(i)	Joint press release regarding announcement of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Avago Technologies Limited with the SEC on June 23, 2014).

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated June 23, 2014, by and among PLX Technology, Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Pluto Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

(d)(2)	Confidentiality Agreement, dated May 30, 2014, between PLX Technology, Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing Inc.

(d)(3)	Exclusivity Agreement, dated June 2, 2014, between PLX Technology, Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing Inc.

(d)(4)	Tender and Support Agreement, dated June 23, 2014, by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Pluto Merger Sub, Inc. and Potomac Capital Partners II, L.P., Potomac Capital Management II, L.L.C., Potomac Capital Partners III, L.P., Potomac Capital Management III, L.L.C., Potomac Capital Partners L.P., Potomac Capital Management, L.L.C., Paul J. Solit and Eric Singer (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

(d)(5)	Tender and Support Agreement, dated June 23, 2014, by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Pluto Merger Sub, Inc. and the directors and officers of the Company party thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

(d)(6)	Transaction Support Agreement, dated June 20, 2014, between PLX Technology, Inc. and Discovery Equity Partners GP, LLC, Discovery Equity Partners, L.P. and their affiliates.

(d)(7)	Amended and Restated PLX Severance Plan for Executive Management, dated June 22, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

(d)(8)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and David K. Raun (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

(d)(9)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Arthur O. Whipple (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

Index No.

(d)(10)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Gene Schaeffer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

(d)(11)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Michael Grubisich (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

(d)(12)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Vijay Meduri (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

(d)(13)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Larry Chisvin (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).

(g)	Not Applicable.

(h)	Not Applicable.